Via Facsimile and U.S. Mail
Mail Stop 6010

May 22, 2006

Dennis W. Healey
Executive Vice President and
Principal Financial Officer
Viragen, Inc.
865 SW 78th Avenue, Suite 100
Plantation, Florida 33324

Re: Viragen, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2005
Form 10-Q for the Fiscal Quarter Ended September 30, 2005
File Number: 001-15823

Dear Mr. Healey:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief